UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-38726

CNFinance Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

22/F, South Finance Center, No. 6 Wuheng Road

Tianhe District, Guangzhou City, Guangdong Province

People’s Republic of China

+86-20-62316688

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

On May 14, 2025, CNFinance Holdings Limited (the “Company”) issued press release, announcing its intention to hold an annual general meeting of shareholders on May 29, 2025. A copy of the press release and the notice of the annual general meeting of shareholders are attached hereto.

EXHIBIT INDEX

Exhibit No.		Description
Exhibit 99.1	—	Press Release: CNFinance to Hold Annual General Meeting on May 29, 2025
Exhibit 99.2	—	Notice of Annual General Meeting

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNFINANCE HOLDINGS LIMITED

Date: May 14, 2025	By:	/s/ Bin Zhai
		Name:	Bin Zhai
		Title:	Chief Executive Officer and Chairman

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